Pricing Supplement No. 7
Dated February 9, 2004
(to Prospectus dated November 28, 2001
and Prospectus Supplement
dated December 5, 2001)

Merck & Co., Inc.
Medium-Term Notes, Series E
Floating Rate Notes

Underwriter and Principal Amount:	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$25,000,000
Trade Date:	February 9, 2004
Settlement Date (Original Issue Date):	February 12, 2004
Stated Maturity:	February 12, 2044
Interest Rate Basis:	3-month LIBOR
Spread:	Minus 45 basis points
Initial Interest Rate:	3-month LIBOR, determined as if the original issue date were an interest reset date, minus the spread
Interest Reset Dates:	Quarterly, on the 12th day of each February, May, August and November, commencing May 12, 2004
Interest Payment Dates:	February 12, May 12, August 12 and November 12 of each year, commencing May 12, 2004
Issue Price:	100.00% of the principal amount
Underwriter’s Discount:	1.00% of the principal amount
Net Proceeds to Merck:	99.00% of the principal amount
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:	58933NAY5

Optional Repayment Dates:	The notes will be repayable at the option of the holder on at least 30 days notice on the following optional repayment dates and at the following repayment prices:

Optional Repayment Date	Repayment Price

February 12, 2005	98.00%

February 12, 2006	98.00%

February 12, 2007	98.00%

February 12, 2008	98.00%

February 12, 2009	98.00%

February 12, 2010	99.00%

February 12, 2011	99.00%

February 12, 2012	99.00%

February 12, 2013	99.00%

February 12, 2014	99.00%

February 12, 2015 and each third anniversary thereafter to maturity	100.00%

Optional Redemption:	The notes may be redeemed at any time, at the option of Merck, in whole or in part, in amounts of $1,000 or any multiple of $1,000, at the following redemption prices, if redeemed during the following 12-month periods:

Redemption Period	Redemption Price

February 12, 2034 through February 11, 2035	105.00%

February 12, 2035 through February 11, 2036	104.50%

February 12, 2036 through February 11, 2037	104.00%

February 12, 2037 through February 11, 2038	103.50%

February 12, 2038 through February 11, 2039	103.00%

February 12, 2039 through February 11, 2040	102.50%

February 12, 2040 through February 11, 2041	102.00%

February 12, 2041 through February 11, 2042	101.50%

February 12, 2042 through February 11, 2043	101.00%

February 12, 2043 through February 11, 2044	100.50%

Recent Developments:

                On January 27, 2004, Merck & Co., Inc. announced its fourth quarter and full year 2003 results. Net income from continuing operations was $6,589.6 million, compared to $6,794.8 million in 2002. Worldwide sales from continuing operations grew 5% to $22.5 billion for the year. Continuing operations exclude only the results of Medco Health Solutions, Inc., which was spun off on August 19, 2003.

                Merck’s net income from continuing operations for the fourth quarter of 2003 was $1,395.2 million, compared to $1,813.8 million for the same period of 2002. Worldwide sales from continuing operations were $5.6 billion for the fourth quarter of 2003, compared to $6.1 billion for the same period of 2002.

                Merck’s new U.S. wholesaler distribution program, launched in the fourth quarter of 2003, reduced full-year 2003 revenues by $700 million to $750 million. The program was implemented to moderate the fluctuations in sales caused by wholesaler investment buying and to improve efficiencies in the distribution of Merck pharmaceutical products.

                Marketing and administrative expenses, which included the impact of $195 million for restructuring costs in the fourth quarter of 2003, increased 17% for the fourth quarter and 13% for the full year of 2003 as compared with the same period of the prior year.

                Merck recently accelerated its efforts to fundamentally lower its cost structure through company-wide initiatives. In October 2003, Merck announced the reduction of 4,400 positions, which is expected to be completed in 2004. Approximately 3,200 positions had been eliminated as of December 31, 2003. Additional restructuring costs for 2004 are expected to be approximately $75 to $125 million. When complete, the cost reductions are expected to generate annual savings of payroll and benefits costs of $250 to $300 million starting in 2005. Merck continues to seek opportunities to improve its business processes and reduce its cost structure.

Notes Used as Qualified Replacement Property:

Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic “operating corporation” that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “Passive Income Test”). A corporation will be considered an “operating corporation” if at the time the securities are purchased or before the end of the replacement period, as defined in Section 1042 of the Code, more than 50 percent of its assets are used in the active conduct of a trade or business. For these purposes, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “Affiliated Group”) for the purposes of computing the amount of passive investment income for purposes of Section 1042. Merck believes that it is an “operating corporation” and that less than 25 percent of its Affiliated Group’s gross receipts is passive investment income for the taxable year ending December 31, 2003. In making this determination, Merck has made certain assumptions and used procedures which it believes are reasonable. However, the calculation and characterization of certain types of income (as active or passive investment income) in certain of the Affiliated Group’s finance and insurance companies is not entirely clear as there are no Treasury regulations or rulings promulgated by the Internal Revenue Service (the “IRS”) that explain the calculation and characterization of such income in circumstances similar to those of Merck’s Affiliated Group. Even if such categories of income were treated as passive investment income, Merck believes that the Affiliated Group’s passive investment income did not exceed more than 25 percent of the Affiliated Group’s gross receipts for the taxable year ending December 31, 2003. No assurance can be given as to whether Merck will continue to meet the Passive Income Test. It is, in addition, possible that the IRS may disagree with the manner in which Merck has calculated the Affiliated Group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein. Investors that treat the notes as “qualified replacement property” are subject to special rules regarding their basis and holding period in the notes. Investors should consult their own tax advisors about the operation of the rules relating to qualified replacement property in their particular circumstances.

MERRILL LYNCH & CO.